

Mail stop 3561

August 7, 2015

Tammy Skalko
Chief Executive Officer
House of Bods Fitness, Inc.
5417 Napoli Cove
Lake Mary, Florida 32746

> **Re:** **House of Bods Fitness, Inc.**
> **Form 8-K**
> **Filed May 12, 2015**
> **File No. 000-55405**

Dear Ms. Skalko:

We issued comments on the above captioned filing on May 14, 2015. On July 7, 2015, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant
Office of Transportation and Leisure